SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2008

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: July 2, 2008

INVESTOR CONTACTS investor.relations@homex.com.mx Carlos J. Moctezuma Head of Investor Relations +5266-7759-5838 cmoctezuma@homex.com.mx

Press Release

HOMEX ENTERED INTO A US$200 MILLION NEW CREDIT FACILITY

Culiacan Mexico, July 2, 2008 - Mexico’s leading homebuilder, Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] has entered into a new credit facility denominated in Mexican pesos in an amount equivalent to US$200 million with Banco Inbursa, S.A., one of the leading banks in Mexico.

“This transaction reflects not only the solid Homex brand but also the strength of the Mexican financial institutions,” said Alan Castellanos, Homex’s Chief Financial Officer. Mr. Castellanos also stated that “through this credit facility, we believe the Company will be able to improve its capital structure and liquidity position.”

The five-year credit facility, with a single principal payment due at maturity, has an annual interest rate of TIIE (the reference interest rate in Mexico) plus 1.35% payable quarterly.

The Company intends to use the credit facility for land acquisitions, improving its tax strategy, as well as for investment in recently launched vertical or multistory construction and tourism developments.

* * * * * * * * * *

About Homex
Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. The Company is one of the most geographically diverse homebuilders in the country and a leader in the top four markets. Homex is the largest home builder in Mexico, based on revenues, number of homes sold and net income. The Company is listed in the Mexican Stock Exchange (BMV) and is the only Mexican homebuilder listed in the New York Stock Exchange (NYSE). Homex is the only Mexican company part of the OECD's Latin American Corporate Governance Roundtable.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: July 2, 2008
By: Alan Castellanos
Name: Alan Castellanos
Title: Chief Financial Officer

By: Ramon Lafarga
Name: Ramon Lafarga
Title: Administrative and Accounting Officer